Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(AMOUNTS IN CANADIAN DOLLARS)

MAY 31, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of Canadian dollars) (Unaudited)
March 31,		December 31,	January 1,
	2011	2010	2010
		(Note 13)	(Note 13)
ASSETS

CURRENT
Cash	$ 376	$ 51	$ 210
Accounts receivable	162	151	214
Deposits and prepaid expenses	32	36	35
	570	238	459
INVESTMENT IN GE ASSET MANAGER, LLC (Note 4)	-	15	31
INVESTMENT IN SOUTHCORE (Note 4)	-	-	544
CAPITAL ASSETS	25	31	47
	$ 595	$ 284	$ 1,081

LIABILITIES

CURRENT
Accounts payable	$ 385	$ 400	$ 331
Accrued liabilities	210	219	161
Deferred revenue	69	3	3
Notes payable (Note 5)	430	530	156
Current portion of secured subordinated notes (Note 6)	526	501	-
	1,620	1,653	651
SECURED SUBORDINATED NOTES (Note 6)	215	204	658
	1,835	1,857	1,309

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 7)	111,375	110,767	110,240
Contributed surplus	3,462	3,462	3,071
Warrants (Note 8)	965	834	490
Stock options (Note 9)	2,009	1,949	1,435
Other options (Note 7)	108	-	-
Conversion feature on secured subordinated notes (Note 6)	458	458	547
Deficit	(119,617)	(119,043)	(116,011)
	(1,240)	(1,573)	(228)
	$ 595	$ 284	$ 1,081

Going concern (Note 2)
Subsequent events (Note 14)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended March 31,
	2011	2010
		(Note 13)
Revenues (Note 10)	$ 183	$ 150
Operating expenses:
General and administrative	372	387
Customer service and technology	181	192
Sales and marketing	69	51
Stock-based compensation	83	193
Depreciation	6	6
Total operating expenses	711	829
Loss from operations before the under-noted	(528)	(679)

Interest expense:
Interest on notes payable and secured subordinated notes	45	29
Accretion of secured subordinated notes (Note 6)	36	26
Total interest expense	81	55
Other income:
Income from GE Asset Manager, LLC (Note 4)	35	21
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (574)	$ (713)
LOSS PER SHARE, BASIC AND DILUTED	$ (0.003)	$ (0.004)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	177,825	161,035

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (in thousands of Canadian dollars) (Unaudited)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2011 (Note 13)	$110,767	$ 3,462	$ 834	$ 1,949	$ -	$ 458	$ (119,043)	$ (1,573)
Changes:
Equity private placement	456	-	149	-	108	-	-	713
Exercise of warrants	93	-	(18)	-	-	-	-	75
Stock options expense	-	-	-	83	-	-	-	83
Exercise of stock options	59	-	-	(23)	-	-	-	36
Loss for the period	-	-	-	-	-	-	(574)	(574)
Closing balance - March 31, 2011	$111,375	$ 3,462	$ 965	$ 2,009	$ 108	$ 458	$ (119,617)	$ (1,240)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2010 (Note 13)	$110,240	$ 3,071	$ 490	$ 1,435	$ -	$ 547	$ (116,011)	$ (228)
Changes:
Conversion of notes	117	-	41	-	-	(89)	-	69
Exercise of warrants	170	-	(27)	-	-	-	-	143
Payment of interest	12	-	-	-	-	-	-	12
Stock options expense	-	-	-	193	-	-	-	193
Loss for the period	-	-	-	-	-	-	(713)	(713)
Closing balance - March 31, 2010 (Note 13)	$110,539	$ 3,071	$ 504	$ 1,628	$ -	$ 458	$ (116,724)	$ (524)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars) (Unaudited)
	Three Months Ended March 31,
	2011	2010
		(Note 13)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(574)	$(713)
Items not affecting cash:
Stock-based compensation	83	193
Depreciation	6	6
Accretion of secured subordinated notes	36	26
Income from investments	(35)	(21)
	(484)	(509)
Changes in non-cash operating working capital (Note 12)	35	333
	(449)	(176)

INVESTING
Cash distribution from investment in GEAM, LLC (Note 4)	50	24
	50	24

FINANCING
Repayment of notes payable (Note 5 (b))	(100)	-
Warrants exercised (Note 8 (b))	75	143
Stock options exercised (Note 9 (c))	36	-
Issuance of common shares and warrants (Note 7 (c))	838	-
Share issuance costs (Note 7 (c))	(125)	-
	724	143
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	325	(9)
CASH, BEGINNING OF PERIOD	51	210
CASH, END OF PERIOD	$376	$201

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$57	$10

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES –See Note 12

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
In conjunction with the Company's annual audited consolidated financial statements to be issued under International Financial Reporting Standards (IFRS) for the year ended December 31, 2011, these unaudited interim consolidated financial statements present Northcore's initial financial results of operations and financial position under IFRS as at and for the three months ended March 31, 2011, including 2010 comparative periods.  As a result, they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).  These unaudited interim consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").

The preparation of these unaudited interim consolidated financial statements resulted in selected changes to Northcore's accounting policies as compared to those disclosed in the Company's annual audited consolidated financial statements for the period ended December 31, 2010 issued under previous GAAP.  A summary of the significant changes to Northcore's accounting policies is disclosed in Note 13 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at January 1, 2010, as at and for the three months ended March 31, 2010, and as at and for the twelve months ended December 31, 2010.

A summary of Northcore's significant accounting policies under IFRS is presented below. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 13.

These unaudited interim consolidated financial statements have been prepared on a historical cost basis.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010.  These statements were approved by the Board of Directors on May 31, 2011.

Principles of Consolidation
The unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Foreign Currencies
The unaudited interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period.  The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

Adoption of New Accounting Policies

IFRS
March 31, 2011 is Northcore’s first reporting period under IFRS.  Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

Share-Based Payments
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options normally expire five years from the date of the grant.

Under IFRS 2, Share-Based Payments, expense is based on the fair value of the awards granted.  The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.  For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in profit or loss.

Under previous GAAP, the Company recognized the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period.  Accordingly, this will result in each grant being recognized in income at a faster rate under IFRS than under previous GAAP.  The impact of adopting IFRS 2 has been disclosed in Note 13.

Investments
On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.

On September 23, 2003, the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager (GEAM), LLC. Prior to January 1, 2011, the consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

The Company has elected to early adopt IFRS 11, and as a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception (See Note 13).

Impairments
IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying value.  Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss.  The recoverable amount is limited to the original carrying amount less depreciation and amortization as if no impairment had been recognized for the asset for prior periods.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

Financial Instruments - Classification of Financial Instruments
Accounting treatment of financial assets and liabilities subsequent to initial recognition, including accounting for respective gains and losses, depends on how they are classified.

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  The Company determines the classification of its financial assets at initial recognition.

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or other liabilities, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.

Financial Instruments - Measurement of Financial Assets
When financial assets are recognized initially, they are measured at fair value on the date of acquisition plus directly attributable transaction costs except financial instruments carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized in profit or loss.  The measurement of financial instruments after initial recognition depends on their initial classification.  All financial assets are measured at fair value except for loans and receivables, held-to-maturity assets and, in rare circumstances, unquoted equity instruments whose fair values cannot be measured reliably, or derivatives linked to, and that must be settled by the delivery of, such unquoted equity instruments that cannot be measured reliably.

Investments in equity instruments that are traded in an active market are carried at fair value based on quoted market prices at the financial position date.  Investments in equity instruments that are not quoted in an active market are measured at fair value unless fair value cannot be reliably measured. In such cases the investments are measured at cost.

Financial Instruments - Measurement of Financial Liabilities
All financial liabilities are recognized initially at fair value.  For loans and borrowings, directly attributable transaction costs are applied against the balance of the liability.  The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

●	Loans and Borrowings
After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method.  The effective interest rate method amortization is included in finance costs in the consolidated statement of profit or loss.

●	Convertible Debentures
IAS 32, Financial Instruments - Presentation, requires the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.  However, under IFRS 1, if the liability component of the instrument has either been settled or converted prior to the date of transition, an entity can elect not to split the amount recognized into the debt and equity components.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

Financial Instruments – De-recognition of Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability. Any loss on the de-recognition of the original liability is recognized in profit or loss.

New Accounting Pronouncements Yet to be Adopted

IFRS 9 – Financial Instruments
As of January 1, 2013, Northcore will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments – Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The Company is evaluating the impact of this standard.

2.	GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the financial position classifications used.

The continued existence beyond March 31, 2011 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

3.	TRANSACTIONS WITH RELATED PARTIES

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended March 31, 2011, the Company recorded compensation expense in the amount of $76,000 (March 31, 2010 - $76,000) to related parties.

4.	INVESTMENTS IN GE ASSET MANAGER (GEAM), LLC AND SOUTHCORE

On September 23, 2003 the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.  Upon the establishment of this joint venture, 1,000,000 share-purchase warrants issued by Northcore to GE vested.  The fair value of these warrants of $188,000, calculated at the vesting date, was reflected on the consolidated statements of financial position as an acquired agreement.  This acquired agreement was fully amortized as of December 31, 2004.

Prior to January 1, 2011, the unaudited interim consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  Starting January 1, 2011, the Company early adopted IFRS 11, Joint Arrangements, and accounted for the investment using the equity method of accounting in accordance with IAS 28, Investments in Associates and Joint Ventures.  As a result of the early adoption, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception (See Note 13).

During the quarter ended March 31, 2011, the Company’s share in income from GEAM and cash distribution was $35,000 (March 31, 2010 - $21,000) and $50,000 (March 31, 2010 - $24,000), respectively.  The Investment in GEAM balance as at March 31, 2011 is $nil (December 31, 2010 - $15,000).

During the year ended December 31, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.  The investment in Southcore was wound-up during the year ended December 31, 2010.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

5.	NOTES PAYABLE

a)
The Series H notes payable matured on December 31, 2009 and were secured as per the Series H security terms; however, the final installment has not been remitted and the Company is currently in negotiation with the debt holders over the timing of the final settlement amount of $30,000.

During the year ended December 31, 2010, the Company paid $3,000 and accrued additional interest in the amount of $3,000.  The balance outstanding as at December 31, 2010 was $30,000.

During the quarter ended March 31, 2011, the Company paid $1,000 (March 31, 2010 - $nil) and accrued additional interest in the amount of $1,000 (March 31, 2010 - $1,000).  The balance outstanding as at March 31, 2011 is $30,000 (December 31, 2010 - $30,000).

b)
On October 28, 2010, the Company received an operating loan from a private institution in the amount of $500,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.  The balance outstanding as at December 31, 2010 is $500,000.

During the quarter ended March 31, 2011, the Company paid $100,000.  The balance outstanding as at March 31, 2011 is $400,000.

Subsequent to the quarter ended, March 31, 2011, the Company paid this operating loan in full.

6.	SECURED SUBORDINATED NOTES

a)	The following summarizes the face and carrying values of the secured subordinated notes.

Secured Subordinated Notes	March 31, 2011		December 31, 2010
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Series N	$600	$526	$600	$501
Series L	360	215	360	204
Closing balance	$960	$741	$960	$705
Current portion of notes	$600	$526	$600	$501
Long-term portion of notes	$360	$215	$360	$204

b)	As at March 31, 2011, accrued liabilities include $51,000 (December 31, 2010 - $62,000) of unpaid interest payable relating to the secured subordinated notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

c)	The following summarizes the face and carrying values of the liability and the equity components of the secured subordinated notes.

	Three Months Ended March 31, 2011
Secured Subordinated Notes (Liability Component)	Face Value	Carrying Value
	(in thousands)
Opening balance – January 1, 2011	$ 960	$ 705
Accreted (non-cash) interest	-	36
Closing balance – March 31, 2011	$ 960	$ 741

	Three Months Ended March 31, 2011
Conversion Features on Secured Subordinated Notes including Conversion Feature of attached Warrants	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance – January 1, 2011	19,200	$ 458
No transactions during the quarter	-	-
Closing balance – March 31, 2011	19,200	$ 458

7.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b)	Outstanding Common Shares

	March 31, 2011
	Number	Amount
(in thousands of shares and dollars)
Opening balance – January 1, 2011	172,170	$ 110,767
Equity private placement (Note 7 (c))	10,478	456
Warrants exercised (Note 8 (b))	500	93
Stock options exercised (Note 9 (c))	300	59
Closing balance – March 31, 2011	183,448	$ 111,375

c)	Equity Private Placement

On February 14, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each equity units consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

The Company determined the fair value of the common shares and warrants at the issue date using the Cox-Rubenstein binomial valuation model.  The resultant pro rata fair values of the 10,478,000 common shares and 10,478,000 warrants, was $607,000 and $231,000, respectively.

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitle the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.  Using the Cox-Rubenstein binomial valuation model, the Company has determined the fair value of these equity unit options to be $108,000 and included this amount in Other Options.

Total financing costs of $233,000 was recorded as a reduction to Share Capital and Warrants within Shareholders` Deficiency, in the amount of $151,000 and $82,000, respectively.

8.	WARRANTS

a)	The following table summarizes the transactions relating to outstanding warrants.

	March 31, 2011
	Number	Amount
(in thousands of warrants and dollars)
Opening balance – January 1, 2011	15,818	$ 834
Equity private placement (Note 7 (c))	10,478	149
Warrants exercised (Note 8 (b))	(500)	(18)
Closing balance – March 31, 2011	25,796	$ 965

b)	Warrants Exercised
During the quarter ended March 31, 2011, Series L note holders exercised 500,000 common share-purchase warrants (book value of $18,000) for total proceeds of $75,000.

9.	STOCK OPTIONS

a)
As at March 31, 2011, 10,645,000 stock options were outstanding to employees and directors of which 7,385,000 were exercisable.  As at December 31, 2010, 10,946,000 stock options were outstanding to employees and directors, of which 6,446,000 were exercisable.

b)
The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three months ended March 31, 2011 and March 31, 2010, the employee stock option expense was $83,000 and $193,000, respectively.

c)	During the quarter ended March 31, 2011, total proceeds of $36,000 were realized from the exercise of 300,000 stock options (book value of $23,000) at an average exercise price of $0.12.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

10.	REVENUES

Revenues are comprised of the following:

	Three Months Ended March 31,
	2011	2010
	(in thousands)
Services	$124	$81
Hosting fees	59	56
Royalty fees	-	13
	$183	$150

11.	FINANCIAL RISK FACTORS

a)	Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

Two customers accounted for 49 percent and 41 percent, respectively (March 31, 2010 – two customers accounted for 78 percent and 10 percent, respectively) of total revenues for the quarter ended March 31, 2011.  As at March 31, 2011, two customers accounted for 39 percent and 35 percent, respectively (December 31, 2010 – two customers accounted for 33 percent and 31 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

March 31, 2011	December 31, 2010
	(in thousands)
Current	$ 108	$ 93
Past due (61-120 days)	42	45
Past due (> 120 days)	12	12
	$ 162	$ 150

The allowance for doubtful accounts recorded as at March 31, 2011 was $nil (December 31, 2010 - $nil).

b)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as disclosed in Note 2 to the financial statements.  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

12.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended March 31,
	2011	2010
	(in thousands)
Accounts receivable	$(11)	$116
Deposits and prepaid expenses	4	11
Accounts payable	(15)	(29)
Accrued liabilities	(9)	82
Deferred revenue	66	153
	$35	$333

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended March 31,
	2011	2010
	(in thousands)
Issuance of common shares in settlement of interest payments	$-	$12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

13.	TRANSITION TO IFRS

As discussed in Note 1, these unaudited interim consolidated financial statements represent Northcore’s initial presentation of the financial results of operations and financial position under IFRS for the period ended March 31, 2011 in conjunction with the Company’s annual audited consolidated financial statements to be issued under IFRS as at and for the year ended December 31, 2011.  As a result, these unaudited interim consolidated financial statements have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards and with IAS 34, Interim Financial Reporting, as issued by the IASB.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies.  To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.  The Company has made the following elections in its consolidated financial statements at the transition date:

•	Share-Based Payments
On adoption of IFRS, an entity is not required under IFRS 2, Share-Based Payments to recognize share based payments settled before the entity’s IFRS transition date. IFRS 1 encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under previous GAAP.

•	Financial Instruments
Under previous GAAP, the Company allocates the proceeds received from the issuance of compound financial instruments based on the relative fair values of each of the components.  IAS 32, Financial Instruments - Presentation, requires that the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.  However, under IFRS 1, if the liability component of the instrument has either been settled or converted prior to the date of transition, an entity can elect not to split the amount recognized into the debt and equity components.

The following reconciliations present the adjustments made to the Company’s previous GAAP financial results of operations and financial position to comply with IFRS 1.  Reconciliations include the Company’s Consolidated Statements of Financial Position as at January 1, 2010, March 31, 2010 and December 31, 2010, and Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows for the three months ended March 31, 2010 and for the twelve months ended December 31, 2010.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

IFRS OPENING CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at January 1, 2010 (in thousands of Canadian dollars)

		IFRS ADJUSTMENTS
Previous GAAP		Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
ASSETS
Cash	$ 226	$ -	$ (16)	$ -	$ 210
Accounts receivable	253	-	(39)	-	214
Deposits and prepaid expenses	35	-	-	-	35
	514	-	(55)	-	459
INVESTMENT IN SOUTHCORE	544	-	-	-	544
INVESTMENT IN GEAM, LLC	-	-	31	-	31
CAPITAL ASSETS	47	-	-	-	47
	$ 1,105	$ -	$ (24)	$ -	$ 1,081

LIABILITIES
Accounts payable	$ 331	$ -	$ -	$ -	$ 331
Accrued liabilities	161	-	-	-	161
Deferred revenue	27	-	(24)	-	3
Notes payable	156	-	-	-	156
	675	-	(24)	-	651
SECURED SUBORDINATED NOTES	446	-	-	212	658
	1,121	-	(24)	212	1,309
SHAREHOLDERS’ DEFICIENCY
Share capital	110,238	-	-	2	110,240
Contributed surplus	3,071	-	-	-	3,071
Warrants	492	-	-	(2)	490
Stock options	1,425	10	-	-	1,435
Conversion feature on secured subordinated notes	779	-	-	(232)	547
Deficit	(116,021)	(10)	-	20	(116,011)
	(16)	-	-	(212)	(228)
	$ 1,105	$ -	$ (24)	$ -	$ 1,081

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at March 31, 2010 (in thousands of Canadian dollars)

		IFRS ADJUSTMENTS
Previous GAAP		Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
ASSETS
Cash	$ 230	$ -	$ (29)	$ -	$ 201
Accounts receivable	111	-	(13)	-	98
Deposits and prepaid expenses	24	-	-	-	24
	365	-	(42)	-	323
INVESTMENT IN SOUTHCORE	544	-	-	-	544
INVESTMENT IN GEAM, LLC	-	-	28	-	28
CAPITAL ASSETS	41	-	-	-	41
	$ 950	$ -	$ (14)	$ -	$ 936

LIABILITIES
Accounts payable	$ 302	$ -	$ -	$ -	$ 302
Accrued liabilities	225	-	-	-	225
Deferred revenue	171	-	(14)	-	157
Notes payable	161	-	-	-	161
	859	-	(14)	-	845
SECURED SUBORDINATED NOTES	433	-	-	182	615
	1,292	-	(14)	182	1,460
SHAREHOLDERS’ DEFICIENCY
Share capital	110,534	-	-	5	110,539
Contributed surplus	3,071	-	-	-	3,071
Warrants	509	-	-	(5)	504
Stock options	1,510	118	-	-	1,628
Conversion feature on secured subordinated notes	667	-	-	(209)	458
Deficit	(116,633)	(118)	-	27	(116,724)
	(342)	-	-	(182)	(524)
	$ 950	$ -	$ (14)	$ -	$ 936

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at December 31, 2010 (in thousands of Canadian dollars)

		IFRS ADJUSTMENTS
Previous GAAP		Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
ASSETS
Cash	$ 90	$ -	$ (39)	$ -	$ 51
Accounts receivable	157	-	(6)	-	151
Deposits and prepaid expenses	36	-	-	-	36
	283	-	(45)	-	238
INVESTMENT IN GEAM, LLC	-	-	15	-	15
CAPITAL ASSETS	31	-	-	-	31
	$ 314	$ -	$ (30)	$ -	$ 284

LIABILITIES
Accounts payable	$ 404	$ -	$ (4)	$ -	$ 400
Accrued liabilities	219	-	-	-	219
Deferred revenue	29	-	(26)	-	3
Notes payable	530	-	-	-	530
Current portion of secured subordinated notes	412	-	-	89	501
	1,594	-	(30)	89	1,653
SECURED SUBORDINATED NOTES	149	-	-	55	204
	1,743	-	(30)	144	1,857
SHAREHOLDERS’ DEFICIENCY
Share capital	110,762	-	-	5	110,767
Contributed surplus	3,462	-	-	-	3,462
Warrants	839	-	-	(5)	834
Stock options	1,780	169	-	-	1,949
Conversion feature on secured subordinated notes	667	-	-	(209)	458
Deficit	(118,939)	(169)	-	(65)	(119,043)
	(1,429)	-		(144)	(1,573)
	$ 314	$ -	$ (30)	$ -	$ 284

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Three Months Ended March 31, 2010 (in thousands of Canadian dollars, except per share amounts)

		IFRS ADJUSTMENTS
Previous GAAP		Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
Revenues	$ 172	$ -	$ (22)	$ -	$ 150
Operating expenses:
General and administrative	388	-	(1)	-	387
Customer service and technology	192	-	-	-	192
Sales and marketing	51	-	-	-	51
Stock-based compensation	85	108	-	-	193
Depreciation	6	-	-	-	6
Total operating expenses	722	108	(1)	-	829
Loss from operations before the under-noted	(550)	(108)	(21)	-	(679)

Interest expense:
Cash interest expense	29	-	-	-	29
Accretion of secured subordinated notes	33	-	-	(7)	26
Total interest expense	62	-	-	(7)	55
Other income:
Income from GEAM, LLC	-	-	21	-	21
Total other expenses	-	-	21	-	21
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (612)	$ (108)	$ -	$ 7	$ (713)
LOSS PER SHARE, BASIC AND DILUTED	$ (0.004)				$ (0.004)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	161,035				161,035

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Twelve Months Ended December 31, 2010 (in thousands of Canadian dollars, except per share amounts)

		IFRS ADJUSTMENTS
Previous GAAP		Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
Revenues	$ 636	$ -	$ (54)	$ -	$ 582
Operating expenses:
General and administrative	1,451	-	(11)	-	1,440
Customer service and technology	734	-	-	-	734
Sales and marketing	188	-	-	-	188
Stock-based compensation	358	159	-	-	517
Depreciation	22	-	-	-	22
Total operating expenses	2,753	159	(11)	-	2,901
Loss from operations before the under-noted	(2,117)	(159)	(43)	-	(2,319)

Interest expense:
Cash interest expense	154	-	-	-	154
Accretion of secured subordinated notes	160	-	-	(45)	115
Total interest expense	314	-	-	(45)	269
Other expenses (income):
Income from investments	-	-	(43)	-	(43)
Gain on settlement of debt	(57)	-	-	-	(57)
Provision for impaired investment	544	-	-	-	544
Total other expenses	487	-	(43)	-	444
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (2,918)	$ (159)	$ -	$ 45	$ 3,032
LOSS PER SHARE, BASIC AND DILUTED	$ (0.018)				$ (0.019)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	162,899				162,899

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY As at March 31, 2010 (in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Conversion Feature on Secured Notes	Deficit	Total

Previous GAAP	$ 110,534	$ 3,071	$ 509	$ 1,510	$ 667	$(116,633)	$ (342)
Opening retained earnings adjustment	-	-	-	10	-	(10)	-
Stock-based Compensation (Note 13 (a))	-	-	-	108	-	(108)	-
Investment in GEAM, LLC (Note 13 (b))	-	-	-	-	-	-	-
Secured Subordinated Notes (Note 13 (c))	5	-	(5)	-	(209)	27	(182)
IFRS	$110,539	$ 3,071	$ 504	$ 1,628	$ 458	$(116,724)	$ (524)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY As at December 31, 2010 (in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Conversion Feature on Secured Notes	Deficit	Total

Previous GAAP	$ 110,762	$ 3,462	$ 839	$ 1,780	$ 667	$(118,939)	$ (1,429)
Opening retained earnings adjustment	-	-	-	10	-	(10)	-
Stock-based Compensation (Note 13 (a))	-	-	-	159	-	(159)	-
Investment in GEAM, LLC (Note 13 (b))	-	-	-	-	-	-	-
Secured Subordinated Notes (Note 13 (c))	5	-	(5)	-	(209)	65	(144)
IFRS	$110,767	$ 3,462	$ 834	$ 1,949	$ 458	$(119,043)	$ (1,573)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS Three Months Ended March 31, 2010 (in thousands of Canadian dollars)

		IFRS ADJUSTMENTS
	Previous GAAP	Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
OPERATING
Loss for the period	$ (612)	$ (108)	$ -	$ 7	$ (713)
Items not affecting cash:
Stock-based compensation	85	108	-	-	193
Depreciation	6	-	-	-	6
Accretion of secured subordinated notes	33	-	-	(7)	26
Income from investments	-	-	(21)	-	(21)
	(488)	-	(21)	-	(509)
Changes in non-cash operating working capital	349	-	(16)	-	333
	(139)	-	(16)	-	(176)

INVESTING
Cash distributions from investment in GEAM, LLC	-	-	24	-	24

FINANCING
Warrants exercised	143	-	-	-	143
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	4	-	(13)	-	(9)
CASH, BEGINNING OF PERIOD	226	-	(16)	-	210
CASH, END OF PERIOD	$ 230	$ -	$ (29)	$ -	$ 201

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS Twelve Months Ended December 31, 2010 (in thousands of Canadian dollars)

		IFRS ADJUSTMENTS
	Previous GAAP	Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))

OPERATING
Loss for the year	$ (2,918)	$ (159)	$ -	$ 45	$ (3,032)
Items not affecting cash:
Stock-based compensation	358	159	-	-	517
Depreciation	22	-	-	-	22
Accretion of secured subordinated notes	160	-	-	(45)	115
Gain on settlement of debt	(57)	-	-	-	(57)
Provision for impaired investment	544	-	-	-	544
Income from investments	-	-	(43)	-	(43)
	(1,891)	-	(43)	-	(1,934)
Changes in non-cash operating working capital	314	-	(40)	-	274
	(1,577)	-	(83)	-	(1,660)

INVESTING
Investment in GEAM, LLC	-	-	60	-	60
Capital assets	(6)	-	-	-	(6)
	(6)	-	60	-	54

FINANCING
Repayment of notes payable	(465)	-	-	-	(465)
Proceeds from issuance of notes payable	859	-	-	-	859
Warrants exercised	170	-	-	-	170
Options exercised	4	-	-	-	4
Issuance of common shares and warrants	1,008	-	-	-	1,008
Share issuance costs	(129)	-	-	-	(129)
	1,447	-	-	-	1,447
NET CASH OUTFLOW DURING THE YEAR	(136)	-	(23)	-	(159)
CASH, BEGINNING OF YEAR	226	-	(16)	-	210
CASH, END OF YEAR	$ 90	$ -	$ (39)	$ -	$ 51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

a)	Stock-Based Compensation
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options expire five years from the date of the grant.  Under previous GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period.  Under IFRS 2 the fair value of each tranche of the award is considered to be a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period.  Accordingly, this will result in each grant being recognized in income at a faster rate than under previous GAAP.

As a result of adopting IFRS 2, January 1, 2010 opening deficit and Stock Options accounts have been increased by $10,000 to reflect additional vesting of stock options.  For the quarter ended March 31, 2010, Stock Options and Stock-based Compensation have been increased by $108,000, to reflect additional vesting of stock options.  For the year ended December 31, 2010, Stock Options and Stock-based Compensation have been increased by $159,000, to reflect additional vesting of stock options.

b)	Investment in GEAM, LLC
Prior to January 1, 2011, the consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.  Investments in equity method investees are accounted for using the equity method as follows:

●	Investments are initially recognized at cost;
●	The Company’s share of post-acquisition profits or losses is recognized in profit or loss and is adjusted against the carrying amount of the investments;
●	The Company’s share of cash distribution is adjusted against the carrying amount of the investments;
●
When the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

●
Gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Company has elected to early adopt IFRS 11, and a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception.  This resulted in recording a balance in Investment in GEAM, LLC on January 1, 2010, March 31, 2010 and December 31, 2010 of $31,000, $28,000 and $15,000, respectively.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2011 and 2010
(in Canadian dollars) (Unaudited)

c)	Secured Subordinated Notes
Under previous GAAP, the Company allocates the proceeds received from the issuance of compound financial instruments based on the relative fair values of each of the components. IAS 32, Financial Instruments - Presentation, requires that the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.

As a result of adopting IAS 32, January 1, 2010 opening balances have been adjusted as follows; Deficit decreased by $20,000, Secured Subordinated Notes increased by $212,000, Share Capital increased by $2,000, Warrants decreased by $2,000, and Conversion Feature decreased by $232,000.  For the quarter ended March 31, 2010, ending balances have been adjusted as follows; Interest expense decreased by $7,000, Secured Subordinated Notes decreased by $29,000, Share Capital increased by $3,000, Warrants decreased by $3,000, and Conversion Feature increased by $23,000.  For the year ended December 31, 2010, ending balances have been adjusted as follows; Deficit decreased by $20,000, Interest expense decreased by $44,000, Secured Subordinated Notes increased by $145,000, Share Capital increased by $5,000, Warrants decreased by $5,000, and Conversion Feature decreased by $209,000.

14.	SUBSEQUENT EVENTS

Subsequent to the quarter ended March 31, 2011, the Company fully repaid the operating loan received on October 28, 2010 from a private institution.

The Company also completed a series of debt to equity conversions by investors totaling $185,000.  As a result of the conversions, the Company issued 1,850,000 common shares and 1,850,000 warrants with an exercise price of $0.15.  Additionally, the Company generated total proceeds of $338,000 through the exercise of warrants.

CORPORATE DIRECTORY

CORPORATE OFFICE

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

AUDITORS

Collins Barrow Toronto LLP
390 Bay Street, Suite 1900
Toronto, Ontario, M5H 2Y2

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at March 31, 2011:
183,447,985 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

© 2011 Northcore Technologies Inc.